November 24, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to

David S. Kalt
Chief Executive Officer
OptionsXpress Holdings, Inc.
39 South LaSalle Street, Suite 220
Chicago, Illinois 60603


Re:	OptionsXpress Holdings, Inc.
	Form S-1 filed October 26, 2004
	File No. 333-113570

Dear Mr. Kalt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your registration statement was filed with incomplete information and many blanks. Please fill in all blanks as soon as possible. When you do, we may have extensive additional comments and we may comment upon new areas. In addition, our review may take some time to complete. In future filings, we would urge that counsel discourage its clients from filing prematurely.

2. Please revise throughout to avoid promotional-type language. For example, what is meant by "the leading...platform"? We note as examples only the following terms: "unique customer experience," "award winning," "state-of-the-art," "innovative," "rich array," "powerful," and "unique." Also consider deleting the compound growth numbers. While they may be mathematically correct, the base number may be low. For example, you use growth of 22.2% compound growth for listed equity options contracts. If the calculation were to use compound annual growth rate since 2000, the growth would be about 11%.

3. Also, please revise to delete all business jargon. As examples only, we note such terms as "high touch," "scalable,"
"leveraging,"
"missionary," "turnkey," and "functionality."

Prospectus Cover Page

4. Please revise to clarify the nature of the shares being offered by the selling shareholders. Are they fully underwritten along with the company`s shares, or are they limited to the underwriters` over-allotment option?

5. In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally. Do not include such graphics and pictures in any preliminary prospectus delivered to prospective investors before we review these items. We may have comments on this disclosure.
6.
Prospectus Summary - page 1

7. All references to the narrator, or otherwise, should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the parties involved, and their respective role, without the need of a legend such as that in the final sentence of the introductory paragraph. Please delete.

8. We note that the Summary reproduces word-for-word the first four pages of the Business section. The summary should not include a lengthy description of the company`s strengths and business strategy.
This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. Refer to Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

9. To the extent that you discuss your competitive strengths or business strategy in your summary, you should balance this disclosure with a discussion of the shortcomings or risks of implementing that strategy. Please revise.

10. Consider revising the language in the first sentence, "We are the...platform," since the company is not equivalent to its product.



Market Opportunity - page 2

11. Please provide us with the basis for the statement that the retail online options industry is poised for continued, rapid growth.

12. Please provide a basis for the statement that there is "a growing
understanding among investors that options can be used not just for
speculation...."  We note the same statement on page 40

Our Growth Strategy - page 4

13. Please provide a basis for or delete the statement on page 5 that brokersXpress is "...appealing to such professionals."

Risk Factors - page 9

Our business depends on the continued reliability... - page 14

14. It appears that this risk factor is very similar to the preceding risk factor at the bottom of page 13, "Systems failures and delays..." Please consider combining the two risk factors.

The loss of any of our executive officers...- page 16

15. This risk factor is worded so generically that it could apply to almost any company. Please revise to clarify how the risk applies to optionsXpress, for example who are the "key employees"?

Recently enacted and proposed changes ...- page 18

16. It is not clear to us why the Sarbanes-Oxley Act of 2002 is a risk factor to you, particularly since you were not a public company prior to it coming into effect. Please consider deleting.

Forward-Looking Statements - page 21

17. In the last paragraph state in clear English that the safe harbor
provisions under the Private Securities Litigation Reform Act of
1995
do not apply to this offering.

Use of Proceeds - page 23

18. Please disclose the amount of proceeds if the over-allotment option is exercised in full.



19. State the principal purposes for which you currently expect to use the proceeds of this offering. If you have no current specific plans for the proceeds, or a significant portion of them, clearly state this, and discuss the principal reasons for conducting the offering at this time.

Management`s Discussion and Analysis

Sources of Revenue - page 29

20. Please revise to describe terms of the agreements through which you receive payment for order flow from exchanges and liquidity providers, including a description of the form of payment.

Results of Operations - pages 30 - 34

21. We note your disclosure on page 5 that your brokersXpress subsidiary allows you to offer services to independent registered representatives and registered investment advisors. Please quantify the amount of revenues generated from these professionals for each period presented. Describe any differences in how services are provided to professionals compared to self-directed investors and any differences in the relative profitability of servicing this different class of customers.

22. We note your disclosure on page 5 that you aim to expand the distribution of your platform to institutional investors. Please revise to describe the extent to which you have begun providing services to institutional investors.

23. We note your disclosure on page 53 that a decrease in the number of publishers as a result of regulatory changes could decrease the number of orders you receive from customers who use Xecute, which could adversely affect your business. Please revise to describe the nature of your relationship or any contractual agreements with these third-party advisory service providers. Describe any uncertainties regarding the continuation of the revenue stream from customers using
Xecute and quantify the amount of revenues or relative contribution from these customers. Refer to Item 303(a)(iii) of Regulation S-K.

24. Please revise to quantify the amount of costs for the development and enhancement of software that was expensed as incurred during each period presented.

Critical Accounting Policies - page 37

25. Critical accounting policies are those that require management to make assumptions or estimates about matters that are highly uncertain or susceptible to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to Item V of Interpretive Release 33-8350 and disclose the following with regards to your critical accounting policies:
* The types of assumptions that underlie the most significant and subjective estimates;
* Why the accounting estimates or assumptions bear the risk of change;
* The sensitivity of those estimates to change; and
* How accurate the estimates and assumptions have been in the past.

Business - page 39

26. Please provide a clearer history of the company, including when and for what purpose optionsXpress Holdings was created.

27. Please provide citations to the sources you rely on for the two charts on page 40. Provide us with copies of the original reports.
28.
BrokersXpress - page 46

29. Please clarify how brokersXpress accomplishes the activities mentioned in the first sentence of this section.

Broker-Dealer Operations - page 46

30. Please explain technical industry terms such as "trade-throughs."

Regulation - page 52

Advisory Services - page 53

31. Please disclose the percentage of revenues that derives from auto-trading. Consider including a risk factor discussing the risk described here.

Management - page 54

Directors and Executive Officers - page 54

32. Please disclose or supplementally provide the staff the basis for
describing G-Bar Limited Partnership as "one of the nation`s largest..." and Mr. Gray as "a leading specialist...."

Composition of the Board of Directors after the Offering - page 55

33. In the last paragraph, identify the independent directors.

Executive Compensation - page 57

34. It is not clear to us why this and other tables do not give effect to the stock split. Please advise.
35.
36. Shares Eligible for Future Sale - page 72

37. In the first paragraph, revise the sentence that starts, "Of these shares, ..." to write it in plain English.

Certain United States Tax Consequences... - page 74

38. Balance this section with a section that discusses the material tax consequences to U.S. holders.

39. Please revise the heading of this section to read, "Material
United States Tax Consequences..."

Underwriting - page 87

40. We note that a number of shares have been reserved for sale to designated persons (employees, directors, etc.) in a directed share offering. Please provide us with any materials you will use in connection with this offering and advise us supplementally:

* of the mechanics of how and when these shares will be offered and sold to investors;
* how you will determine who the prospective recipients are and the number of shares per recipient;
* how you will ensure the targeted recipient becomes the beneficial owner of the shares;
* how and when you notified or will notify the prospective recipients, including the type of communications you used or will use;
* what procedures recipients must follow in order to buy in the program, including how and when you will receive funds from the recipients;
* how the above procedures differ from the procedures you will follow in the general public offering; and
* whether you have begun circulating your preliminary prospectus or when you plan to if you have not already.

Financial Statements

Consolidated Financial Statements of optionsXpress - page F-1

41. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X.

42. Please include a signed report and currently dated consent from your independent public accountants prior to the effective date of the registration statement.

43. In your next amendment, please revise your annual and interim financial statements and footnotes to provide all disclosures required by GAAP, including earnings per share, capitalization, and stock-based compensation disclosures.

Note 5 - Commitments, Contingencies, and Guarantees - page F-11

44. We note your disclosure on page 37 of purchase obligations as of
June 30, 2004. Please revise to describe and quantify any purchase obligations as of December 30, 2004 and describe how you account for the obligations. If the purchase obligations relate to agreements entered into subsequent to the year-end, please include these disclosures in your interim financial statement footnotes. Refer to paragraphs 7 - 10 of SFAS 47.

45. We note your disclosure on page 12 that you may be exposed to credit risk and off-balance sheet risk by extending leverage and margin credit to your customers because you indemnify your clearing firms from certain liabilities or claims. Please revise to describe the nature of these off-balance sheet risks and quantify your exposure as of year-end.

Note 10 - Equity Incentive Plan - pages F-14 & F-15

46. Please revise to describe your basis for using 3% for each period presented as the assumed risk-free interest rate when estimating the fair value of options. In addition, describe the underlying reasons for the significant decrease in your estimate of expected volatility in 2003. Refer to paragraph 19 of SFAS 123.

Part II

Item 15.  Recent Sales of Unregistered Securities

47. When you complete the table, be sure to list each transaction separately, with a complete discussion of the factual information that applies specifically to the exemption that you claim in each case. For those transactions made under Section 4(2), disclose whether each purchaser was sophisticated or accredited and, if the former, disclose the nature of access to corporate information afforded to each purchaser.

      *    *    *    *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.









      You may contact Heidi Berg, Staff Accountant, at (202) 824-
5463
or Joyce Sweeney, Senior Accountant, (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-2889 with any other questions.

							Sincerely,



							William Friar
							Senior Financial Analyst


cc:	Sanford E. Perl, P.C.
	Gerald T. Nowak
	Kirkland & Ellis LLP
	200 East Randolph Drive
	Chicago, Illinois 60601

	David B. Harms
	Sullivan & Cromwell LLP
	125 Broad Street
	New York, New York 10004


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OptionsXpress Holdings, Inc.
Page 9